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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2018

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2017

Guadalajara, Jalisco, Mexico, February 22, 2018 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the fourth quarter of 2017 ended December 31, 2017. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of 4Q17 vs. 4Q16

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 281.2 million, or 11.1%. Total revenues increased by Ps. 305.7 million, or 11.1%.

•	Cost of services increased by Ps. 152.3 million, or 30.5%.

•	Operating income increased by Ps. 90.0 million, or 6.3%.

•	EBITDA increased by Ps. 137.4 million, or 7.8%. EBITDA margin (excluding the effects of IFRIC 12) decreased from 69.7% in 4Q16 to 67.6% in 4Q17.

•	Net income and comprehensive income increased by Ps. 58.5 million, or 4.7%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3691/94
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

Operating Results

During 4Q17, total terminal passengers in the Company’s 13 airports increased by 948.7 thousand passengers, or 9.9%, compared to 4Q16. Over the same period, domestic passenger traffic increased by 584.7 thousand passengers, while international passenger traffic increased by 364.0 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport as well as for the Company’s accumulated results.

During 4Q17, the following routes opened:

Domestic Routes:

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

International Routes

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

Domestic Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

International Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

Total Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

Consolidated Results for the Fourth Quarter of 2017 (in thousands of pesos):

4Q16	4Q17	Change
Revenues			
Aeronautical services	1,905,034	2,141,338	12.4%
Non-aeronautical services	620,571	665,453	7.2%
Improvements to concession assets (IFRIC 12)	238,158	262,705	10.3%
Total revenues	**2,763,762**	**3,069,496**	**11.1%**
Operating costs			
Costs of services:	499,013	651,354	30.5%
Employee costs	154,204	181,638	17.8%
Maintenance	113,240	208,318	84.0%
Safety, security & insurance	75,662	89,158	17.8%
Utilities	57,516	70,440	22.5%
Other operating expenses	98,391	101,800	3.5%
Technical assistance fees	81,613	88,807	8.8%
Concession taxes	180,199	247,468	37.3%
Depreciation and amortization	339,042	386,376	14.0%
Cost of improvements to concession assets (IFRIC 12)	238,158	262,705	10.3%
Other expense (income)	4,013	(78,967)	(2067.9%)
Total operating costs	**1,342,038**	**1,557,743**	**16.1%**
Income from operations	**1,421,724**	**1,511,753**	**6.3%**
Financial Result	(167,679)	(231,861)	38.3%
Share of profit (loss) of associates	(3,396)	(14,829)	(336.7%)
Income before income taxes	**1,250,651**	**1,265,063**	**1.2%**
Income taxes	(274,451)	(301,684)	9.9%
Net income	**976,200**	**963,379**	**(1.3%)**
Currency translation effect	250,181	334,217	33.6%
Remeasurements of employee benefit – net income tax	10,773	(1,976)	(118.3%)
Comprehensive income	**1,237,154**	**1,295,620**	**4.7%**
Non-controlling interest	(55,406)	(64,936)	(17.2%)
Comprehensive income attributable to controlling interest	**1,181,749**	**1,230,684**	**4.1%**

	4Q16	4Q17	Change
EBITDA	1,760,766	1,898,129	7.8%
Comprehensive income	1,237,154	1,295,620	4.7%
Comprehensive income per share (pesos)	2.2053	2.3095	4.7%
Comprehensive income per ADS (US dollars)	1.1229	1.1759	4.7%
Operating income margin	51.4%	49.3%	(4.3%)
Operating income margin (excluding IFRIC 12)	56.3%	53.9%	(4.3%)
EBITDA margin	63.7%	61.8%	(2.9%)
EBITDA margin (excluding IFRIC 12)	69.7%	67.6%	(3.0%)
Costs of services and improvements / total revenues	26.7%	29.8%	11.6%
Cost of services / total revenues (excluding IFRIC 12)	19.8%	23.2%	17.5%

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.6395 per U.S. dollar (the noon buying rate on December 29, 2017, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 18.9349 per U.S. dollar for the three months ended December 31, 2017 was used.

Revenues (4Q17 vs 4Q16)

•	Aeronautical services revenues increased by Ps. 236.3 million, or 12.4%.
•	Non-aeronautical services revenues increased by Ps. 44.9 million, or 7.2%.
•	Revenues from improvements to concession assets increased by Ps. 24.5 million, or 10.3%.
•	Total revenues increased by Ps. 305.7 million, or 11.1%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 217.0 million, or 13.4% compared to 4Q16, generated mainly by a 9.6% increase in passenger traffic, as well as higher passenger fees as a result of inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 19.3 million, or 6.8%, compared to 4Q16, mainly due to the 13.1% increase in passenger traffic. Additionally, the 5.3% appreciation of the Mexican peso in 4Q17 against the average exchange rate in 4Q16 resulted in the peso-denominated revenue increase being lower compared to the passenger traffic growth.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 34.7 million, or 6.8%, mainly driven by an increase in revenues from businesses directly operated by the Company of Ps. 19.4 million, while revenues from businesses operated by third parties increased by Ps. 15.3 million.

ii.	The Montego Bay airport reported an increase in revenues of Ps. 10.2 million, or 9.1% in 4Q17, compared to 4Q16, driven mainly by the duty-free line, retail operations and food and beverages amongst others.

Amounts expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 24.5 million, or 10.3%, compared to 4Q16. During 4Q17, improvements to concession assets at the Mexican airports decreased Ps. 27.3 million, while improvements at the Montego Bay airport increased by Ps. 51.8 million compared to 4Q16.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs during 4Q17 increased by Ps. 215.7 million, or 16.1% compared to 4Q16, and comprised the following costs:

-	An increase of Ps. 137.0 million at the Mexican airports, or 13.0%, mainly due to an increase in cost of services for Ps. 151.7 million, or 39.0% (maintenance cost increased Ps. 89.1 million derived from the contracting of extraordinary services for improvements to the airport facilities) and an increase in technical assistance fees of Ps. 7.2 million, or 8.8%. These increases were offset by a decline in cost of improvements to concession assets (IFRIC 12) of Ps. 27.2 million, or 12.2%.

-	Operating costs at the Montego Bay airport increased by Ps. 78.7 million, or 27.5% compared to 4Q16, mainly due to an increase in concession taxes for Ps. 54.6 million, as well as an increase in cost of improvements to concession assets (IFRIC 12) for Ps. 51.8 million, which were offset by an increase in other revenue of Ps. 28.0 million.

Operating margin for 4Q17 decreased by 210 basis points, from 51.4% in 4Q16 to 49.3% in 4Q17. Operating margin, excluding the effects of IFRIC 12, decreased from 56.3% in 4Q16 to 53.9% in 4Q17. Operating income increased by Ps. 90.0 million, or 6.3% compared to 4Q16.

EBITDA margin decreased by 190 basis points from 63.7% in 4Q16 to 61.8% in 4Q17. EBITDA margin, excluding the effects of IFRIC 12, decreased by 210 basis points, from 69.7% in 4Q16 to 67.6% in 4Q17. The nominal value of EBITDA increased by Ps. 137.4 million, or 7.8%. (The EBITDA margin in 4Q17 for the Mexican airports was 70.8%, excluding the effects of IFRIC 12, and for the Montego Bay airport, it was 49.9%.)

Financial cost increased by Ps. 64.2 million in 4Q17, from a net cost of Ps. 167.7 million in 4Q16 to Ps. 231.9 million in 4Q17. This amount mainly comprises:

-	The foreign exchange loss went from Ps. 161.6 million in 4Q16 to Ps. 221.9 million in 4Q17 due to a 6.0% depreciation of the Mexican peso against the U.S. dollar in 4Q16 compared to a depreciation of 8.4% in 4Q17, generating an increase in foreign exchange loss of Ps. 60.4 million. This effect was offset by a net foreign exchange gain due to the currency translation effect of Ps. 84.6 million in comprehensive income, compared with 4Q16.

-	In 4Q17, interest expenses increased by Ps. 74.5 million compared to 4Q16, mainly due to an increase in interest rates, as well as to the issuance of long-term bond certificates (certificados bursátiles) for Ps. 2.3 billion in November 2017.

-	Interest income increased by Ps. 70.7 million in 4Q17, due mainly to increases in both the Company’s treasury and in interest rates.

Comprehensive income in 4Q17 increased by Ps. 58.5 million, or 4.7%, compared to 4Q16.

Income before income taxes increased by Ps. 14.4 million, or 1.2%. Income taxes increased by Ps. 27.2 million due to current tax of Ps. 89.9 million offset by the benefit in the deferred income tax by Ps. 62.7 million. The exchange rate gain from a currency translation effect increased by Ps. 84.0 million, or 33.6%.

Consolidated Results for the Twelve Months ended December 31, 2017 (in thousands of pesos):

12M16	12M17	Change
Revenues			
Aeronautical services	7,037,920	8,280,522	17.7%
Non-aeronautical services	2,393,604	2,772,905	15.8%
Improvements to concession assets (IFRIC 12)	1,676,037	1,312,491	(21.7%)
Total revenues	**11,107,561**	**12,365,918**	**11.3%**
Operating costs			
Costs of services:	1,782,371	2,110,407	18.4%
Employee costs	584,560	663,360	13.5%
Maintenance	346,805	505,352	45.7%
Safety, security & insurance	282,310	317,023	12.3%
Utilities	222,891	278,895	25.1%
Other operating expenses	345,805	345,777	(0.0%)
Technical assistance fees	301,820	357,451	18.4%
Concession taxes	764,349	944,197	23.5%
Depreciation and amortization	1,348,387	1,443,562	7.1%
Cost of improvements to concession assets (IFRIC 12)	1,676,037	1,312,491	(21.7%)
Other expense (income)	(295)	(83,921)	28331.2%
Total operating costs	**5,872,669**	**6,084,187**	**3.6%**
Income from operations	**5,234,892**	**6,281,731**	**20.0%**
Financial Result	(603,032)	(99,389)	(83.5%)
Share of profit (loss) of associates	(11,728)	(10,620)	9.4%
Income before income taxes	**4,620,132**	**6,171,722**	**33.6%**
Income taxes	(1,266,573)	(1,440,641)	13.7%
Net income	**3,353,559**	**4,731,081**	**41.1%**
Currency translation effect	773,453	(226,494)	(129.3%)
Remeasurements of employee benefit – net income tax	10,773	(2,602)	(124.2%)
Comprehensive income	**4,137,785**	**4,501,985**	**8.8%**
Non-controlling interest	(189,462)	(50,326)	73.4%
Comprehensive income attributable to controlling interest	**3,948,323**	**4,451,659**	**12.7%**

	12M16	12M17	Change
EBITDA	6,583,279	7,725,293	17.3%
Comprehensive income	4,137,785	4,501,985	8.8%
Comprehensive income per share (pesos)	7.3757	8.0249	8.8%
Comprehensive income per ADS (US dollars)	3.7556	4.0861	8.8%
Operating income margin	47.1%	50.8%	7.8%
Operating income margin (excluding IFRIC 12)	55.5%	56.8%	2.4%
EBITDA margin	59.3%	62.5%	5.4%
EBITDA margin (excluding IFRIC 12)	69.8%	69.9%	0.1%
Costs of services and improvements / total revenues	31.1%	27.7%	(11.1%)
Cost of services / total revenues (excluding IFRIC 12)	18.9%	19.1%	1.0%

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.6395 per U.S. dollar (the noon buying rate on December 29, 2017, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 18.9354 per U.S. dollar for the twelve months ended December 31, 2017 was used.

Revenues (12M17 vs 12M16)

•	Aeronautical services revenues increased by Ps. 1,242.6 million, or 17.7%.
•	Non-aeronautical services revenues increased by Ps. 379.3 million, or 15.8%.
•	Revenues from improvements to concession assets declined by Ps. 363.5 million, or 21.7%.
•	Total revenues increased by Ps. 1,258.4 million, or 11.3%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 1,121.6 million, or 19.1% in 12M17, due to passenger traffic growth and higher passenger fees as a result of inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 121.0 million, or 10.3% in 12M17 compared to 12M16, due to 8.3% passenger traffic growth. Additionally, the 1.5% depreciation of the Mexican peso in 2017 against the average exchange rate in 2016 resulted in the peso-denominated revenue increase being higher compared to the passenger traffic growth.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 321.4 million, or 16.4%, mainly driven by an increase in revenues from businesses operated by third parties of Ps. 228.8 million, while revenues from businesses operated directly by the Company increased by Ps. 59.5 million.

ii.	Revenues from the Montego Bay airport increased by Ps. 57.9 million, or 13.2%, in 12M17, mainly driven by the duty-free line, retail operations, leasing of space and food and beverages among others, as well as the 1.5% increase in the depreciation of the Mexican peso versus the U.S. dollar in 12M16.

Amounts expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[2]

Revenues from improvements to concession assets (IFRIC 12) declined by Ps. 363.5 million, or 21.7%, compared to 12M16, as 2016 was the year with the highest committed investment under the Master Development Program for 2015-2019. During 12M17, revenues from improvements to concession assets for the Mexican airports declined by Ps. 415.3 million, while revenues from improvements to concession assets for the Montego Bay airport increased by Ps. 51.8 million, in each case compared to 12M16.

[[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs during 12M17 increased by Ps. 211.5 million, or 3.6% compared to 12M16, and comprised the following costs:

-	Operating costs for the Mexican airports increased by Ps. 57.8 million, or 1.2%, mainly due to an increase in cost of services of Ps. 317.1 million, or 22.7% (maintenance costs increased by Ps. 149.9 million derived from the contracting of extraordinary services for improvements to the airport facilities), depreciation and amortization of Ps. 84.2 million, or 8.3%, as well as concession taxes of Ps. 71.7 million, or 18.4%. These increased were offset by a decline in cost of improvements to concession assets (IFRIC 12) of Ps. 415.3 million, or 25%.

-	The Montego Bay airport reported an increase in operating costs of Ps. 153.7 million, or 13.9%, in 12M17, mainly due to costs increases for concession taxes for Ps. 108.1 million, or 28.8%, cost of improvements to concession assets (IFRIC 12) of Ps. 51.8 million, cost of services for Ps. 11.0 million, or 2.8%, as well as depreciation and amortization for Ps. 10.9 million or 3.3%. This was partially offset by an increase in other revenue for Ps. 28.0 million.

Operating margin for 12M17 increased by 370 basis points, from 47.1% in 12M16 to 50.8% in 12M17. Operating margin, excluding the effects of IFRIC 12, increased from 55.5% in 12M16 to 56.8% in 12M17. Operating income increased by Ps. 1,046.8 million, or 20.0% compared to 12M16.

EBITDA margin increased by 320 basis points, from 59.3% in 12M16 to 62.5% in 12M17. EBITDA margin, excluding the effects of IFRIC 12, increased by 10 basis points, from 69.8% in 12M16 to 69.9% in 12M17. The nominal value of EBITDA increased by Ps. 1,142.0 million, or 17.3%, of which the Montego Bay airport accounted for Ps. 87.9 million.

Financial cost declined by Ps. 503.6 million in 12M17, from a net loss of Ps. 603.0 million in 12M16 to a net loss of Ps. 99.4 million in 12M17. This amount mainly includes:

-	A foreign exchange fluctuation from a loss of Ps. 500.9 million in 12M16 to a gain of Ps. 99.1 million in 12M17, due to a 20.1% depreciation of the Mexican peso against the U.S. dollar in 12M16 compared to a 4.5% appreciation in 12M17, generating a net effect of a foreign exchange gain of Ps. 600.0 million. This effect was offset by a net foreign exchange loss due to the currency translation effect of Ps. 999.9 million, compared with 12M16.

-	In 12M17, interest expenses increased by Ps. 299.4 million compared to 12M16, mainly due to an increase in interest rates, as well as to the issuance of long-term bond certificates (certificados bursátiles) for Ps. 3.8 billion in 2017.

-	Interest income increased by Ps. 203.3 million, compared to 12M16, mainly due to an increase in the Company’s treasury and in interest rates.

Comprehensive income in 12M17 increased by Ps. 364.2 million, or 8.8%, compared to 12M16.

Income before income taxes increased by Ps. 1,551.6 million, or 33.6%. The current tax amount rose by Ps. 316.7 million, while the benefit in the deferred tax increased by Ps. 142.6 million. The net income tax variation was Ps. 174.1 million. The exchange rate loss due to the currency translation effect declined by Ps. 999.9 million, due to the appreciation of the peso in 2017.

Statement of Financial Position

Total assets as of December 31, 2017 increased by Ps. 3,466.1 million compared to 12M16, primarily due to the following items: i) cash and cash equivalents of Ps. 2,542.0 million, ii) improvements to concession assets of Ps. 1,031.5 million, iii) accounts receivable of Ps. 389.8 million, and iv) deferred income taxes of Ps. 283.4 million. This was offset by decreases in: i) airport concessions for Ps. 630.3 million and ii) advanced payments to providers for Ps. 184.2 million.

Total liabilities as of December 31, 2017 increased by Ps. 3,793.9 million compared to December 31, 2016. This increase was primarily due to: i) bond issuances for Ps. 3.8 billion, ii) dividends payable for Ps. 130.8 million, and iii) guarantee deposits for Ps. 145.7 million. This was offset by the decrease in bank loans of Ps. 380.9 million, among others.

Recent Events

Montego Bay airport Loan

On December 28, 2017, the Company signed loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for US$40 million with a 7-year maturity, including a 2-year bridge period from the initial disbursement, followed by equal semi-annual payments of US$4 million with an interest rate of 30-day LIBOR plus 285 basis points. The loan proceeds will be used to finance capital expenditures at the Montego Bay airport. To date, no disbursements have been made.

Changes to Accounting Policies

The following new accounting standards will go into effect in the coming periods:

Accounting Standard	Effective

IFRS 9, Financial Instruments	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018

IFRS 16, Leases

Modifications to IFRS 2, Clarifications of classification and measurement of share based payment transactions

Modifications to IFRS 10 and IAS 28, Sales or contributions of assets between an investor and its associate/joint venture

Modification to IAS 40, Transfers of Investment Property

Modifications to IFRS, Annual improvements to IFRS 2014-2016

IFRS 22, Foreign Currency Transactions and Advance Consideration

January 1, 2019 January 1, 2018 January 1, 2018 January 1, 2018 January 1, 2018 January 1, 2018

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	4Q16	4Q17	Change	12M16	12M17	Change
Hermosillo						
Aeronautical services	67,035	75,362	12.4%	245,090	272,941	11.4%
Non-aeronautical services	16,499	15,614	(5.4%)	68,399	62,481	(8.7%)
Improvements to concession assets (IFRIC 12)	(757)	81,688	(10895.2%)	133,963	174,769	30.5%
Total Revenues	**82,777**	**172,665**	**108.6%**	**447,451**	**510,191**	**14.0%**
Operating income	41,505	35,039	(15.6%)	152,922	142,836	(6.6%)
EBITDA	**53,908**	**52,908**	**(1.9%)**	**202,033**	**202,076**	**0.0%**
Guanajuato						
Aeronautical services	88,471	107,820	21.9%	318,144	386,726	21.6%
Non-aeronautical services	25,949	30,913	19.1%	91,680	116,686	27.3%
Improvements to concession assets (IFRIC 12)	14,492	39,491	172.5%	92,516	122,133	32.0%
Total Revenues	**128,911**	**178,224**	**38.3%**	**502,340**	**625,544**	**24.5%**
Operating income	70,909	88,490	24.8%	251,072	312,364	24.4%
EBITDA	**82,812**	**102,356**	**23.6%**	**299,032**	**365,199**	**22.1%**
Others (1)						
Aeronautical services	152,911	171,365	12.1%	568,015	645,162	13.6%
Non-aeronautical services	35,488	36,762	3.6%	130,213	156,833	20.4%
Improvements to concession assets (IFRIC 12)	55,544	(21,282)	(138.3%)	238,342	96,256	(59.6%)
Total Revenues	**243,943**	**186,845**	**(23.4%)**	**936,569**	**898,251**	**(4.1%)**
Operating income	44,731	46,383	3.7%	196,040	205,975	5.1%
EBITDA	**85,632**	**92,202**	**7.7%**	**355,315**	**381,448**	**7.4%**
Total						
Aeronautical services	1,905,034	2,141,338	12.4%	7,037,920	8,280,522	17.7%
Non-aeronautical services	620,571	665,453	7.2%	2,393,604	2,772,905	15.8%
Improvements to concession assets (IFRIC 12)	220,257	262,705	19.3%	1,676,036	1,312,491	(21.7%)
Total Revenues	**2,745,860**	**3,069,496**	**11.8%**	**11,107,561**	**12,365,918**	**11.3%**
Operating income	1,406,880	1,517,797	7.9%	5,237,763	6,242,868	19.2%
EBITDA	**1,743,853**	**1,901,281**	**9.0%**	**6,577,947**	**7,676,620**	**16.7%**

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

Exhibit D: Consolidated statements of profit or loss and other comprehensive income

(in thousands of pesos):

4Q16	4Q17	Change	12M16	12M17	Change
Revenues						
Aeronautical services	1,905,034	2,141,338	12.4%	7,037,920	8,280,522	17.7%
Non-aeronautical services	620,571	665,453	7.2%	2,393,604	2,772,905	15.8%
Improvements to concession assets (IFRIC 12)	238,158	262,705	10.3%	1,676,037	1,312,491	(21.7%)
Total revenues	**2,763,762**	**3,069,496**	**11.1%**	**11,107,561**	**12,365,918**	**11.3%**
Operating costs						
Costs of services:	499,013	651,354	30.5%	1,782,371	2,110,407	18.4%
Employee costs	154,204	181,638	17.8%	584,560	663,360	13.5%
Maintenance	113,240	208,318	84.0%	346,805	505,352	45.7%
Safety, security & insurance	75,662	89,158	17.8%	282,310	317,023	12.3%
Utilities	57,516	70,440	22.5%	222,891	278,895	25.1%
Other operating expenses	98,391	101,800	3.5%	345,805	345,777	(0.0%)
Technical assistance fees	81,613	88,807	8.8%	301,820	357,451	18.4%
Concession taxes	180,199	247,468	37.3%	764,349	944,197	23.5%
Depreciation and amortization	339,042	386,376	14.0%	1,348,387	1,443,562	7.1%
Cost of improvements to concession assets (IFRIC 12)	238,158	262,705	10.3%	1,676,037	1,312,491	(21.7%)
Other expense (income)	4,013	(78,967)	(2067.9%)	(295)	(83,921)	28331.2%
Total operating costs	**1,342,038**	**1,557,743**	**16.1%**	**5,872,669**	**6,084,187**	**3.6%**
Income from operations	**1,421,724**	**1,511,753**	**6.3%**	**5,234,892**	**6,281,731**	**20.0%**
Financial Result	(167,679)	(231,861)	38.3%	(603,032)	(99,389)	(83.5%)
Share of profit (loss) of associates	(3,396)	(14,829)	(336.7%)	(11,728)	(10,620)	9.4%
Income before income taxes	**1,250,651**	**1,265,063**	**1.2%**	**4,620,132**	**6,171,722**	**33.6%**
Income taxes	(274,451)	(301,684)	9.9%	(1,266,573)	(1,440,641)	13.7%
Net income	**976,200**	**963,379**	**(1.3%)**	**3,353,559**	**4,731,081**	**41.1%**
Currency translation effect	250,181	334,217	33.6%	773,453	(226,494)	(129.3%)
Remeasurements of employee benefit – net income tax	10,773	(1,976)	(118.3%)	10,773	(2,602)	(124.2%)
Comprehensive income	**1,237,154**	**1,295,620**	**4.7%**	**4,137,785**	**4,501,985**	**8.8%**
Non-controlling interest	(55,406)	(64,936)	(17.2%)	(189,462)	(50,326)	73.4%
Comprehensive income attributable to controlling interest	**1,181,749**	**1,230,684**	**4.1%**	**3,948,323**	**4,451,659**	**12.7%**

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

As of April 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage; thus, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. Also, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method. On September 30, 2015, the concession to operate the Santiago airport in Chile expired; consequently, those assets were immediately returned to the Chilean government and the new operator.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

WLU – Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: February 22, 2018